March 19, 2015

VIA EDGAR

Ms. Deborah O’Neal-Johnson

U.S. Securities and Exchange Commission

Division of Investment Management

Judiciary Plaza

100 F Street, N.E.

Washington, D.C. 20543

Re:	BMO Funds, Inc. (the “Registrant”)

File Nos. 33-48907 and 811-58433

Dear Ms. O’Neal-Johnson:

This letter responds to oral comments received from you on Wednesday, March 11, 2015 regarding the preliminary proxy statement on Schedule 14A filed by the Registrant on behalf of the BMO Dividend Income Fund, BMO Small-Cap Value Fund, BMO Small-Cap Core Fund, BMO Global Low Volatility Equity Fund, BMO Pyrford Global Equity Fund, BMO LGM Emerging Markets Equity Fund, BMO TCH Emerging Markets Bond Fund, BMO Monegy High Yield Bond Fund, and BMO Multi-Asset Income Fund (each, a “Fund” and together, the “Funds”) on Monday, March 2, 2015.

The Registrant understands that: (1) it is responsible for the adequacy and accuracy of the disclosure in its filings, (2) the staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings, and (3) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your comments and our responses are set forth below. Capitalized terms used in this response letter but not defined herein shall have the same meaning as in the preliminary proxy statement.

1.	Comment: Under “Questions and Answers – How will the Conversion affect my investment?” you state that, subsequent to the Conversion, the Class Y shareholders will not be subject to a front-end sales charge. Please also state whether the Class Y shareholders will be subject to a deferred sales charge.

Response: The Registrant supplementally explains that the Class Y shareholders of a Fund who are converted to Class A shareholders of the Fund as a result of the Conversion will not be subject to front-end or deferred sales charges. In addition, such shareholders will not be subject to front-end or deferred sales charges on

Ms. O’Neal-Johnson

March 19, 2015

future purchases or redemptions of Class A shares of that Fund, provided that they remain a shareholder of the Fund, or on subsequent exchanges of converted Class A shares to Class A shares of a different Fund. Additionally, the Registrant notes that the first paragraph under “Questions and Answers – How will the Conversion affect my investment” has been revised to clarify that the converted shareholders will not incur deferred sales charges under the circumstances described above.

2.	Comment: Under “Questions and Answers – How will the Conversion affect my investment?” please bold the sentence that reads: “The differences in fees between Class A shares and Class Y shares are not expected to have an effect on the total annual operating expenses of a Fund because the amount of the Class A shares’ Rule 12b-1 fee and the Class Y shares’ shareholder services fee are the same.”

Response: The Registrant has made the requested change.

3.	Comment: Under “Questions and Answers – May I redeem my shares in advance of the special meeting?” please disclose all relevant redemption fees.

Response: The Registrant has revised the disclosure to state that shares of the BMO Global Low Volatility Equity Fund, BMO Pyrford Global Equity Fund, BMO LGM Emerging Markets Equity Fund, and BMO TCH Emerging Markets Bond Fund redeemed within 30 days of purchase will be subject to a 2.00% redemption fee.

4.	Comment: Because the Registrant may implement the Plan with respect to each Fund for which the Conversion is approved, shareholders of each Fund must vote separately on the proposal. Accordingly, please revise the proxy card to include a separate proposal for each Fund.

Response: The Registrant has revised the form of proxy card in response to the staff’s comment. Additionally, the Registrant supplementally explains that each shareholder entitled to vote will receive a separate proxy card for each Fund in which the shareholder owns Class Y shares.

5.	Comment: Under “Questions and Answers – What will happen if shareholders of one or more Funds do not approve the proposal?” please disclose whether shareholder approval is required for liquidation.

Response: The Registrant has added the requested disclosure.

6.

Comment: Under “Background to Proposal,” the second full paragraph on page two states that the total operating expenses experienced by current Class Y shareholders are not expected to increase as a result of the Conversion. Please clarify that the expenses are not expected to increase because the Adviser has agreed to waive or reduce its investment advisory fee and reimburse expenses to the extent necessary

Ms. O’Neal-Johnson

March 19, 2015

to prevent the total annual operating expenses of Class A shares from exceeding the current total annual operating expenses of Class Y shares until December 31, 2015.

Response: The Registrant has added the requested disclosure.

7.	Comment: Under “Comparison of Class Y and Class A Shares,” please bold the second sentence of the first paragraph that reads: “The tables in Annex B describe the differences in the fees and expenses that you may pay if you buy and hold Class Y shares of a Fund as compared to Class A shares of the Fund.”

Response: The Registrant has made the requested change.

8.	Comment: Under “Redemption Prior to Conversion,” please disclose the redemption fees that apply.

Response: The Registrant has revised the last sentence under “Redemption Prior to Conversion” to state: “Please note, however, that the BMO Global Low Volatility Equity Fund, BMO Pyrford Global Equity Fund, BMO LGM Emerging Markets Equity Fund, and BMO TCH Emerging Markets Bond Fund will charge a 2.00% redemption fee on shares redeemed within 30 days of purchase.”

9.	Comment: Under “Board Considerations,” please advise whether the expense limitation agreement provides for the recoupment by the Adviser of waived fees or reimbursed expenses. If so, please add appropriate disclosure under this heading.

Response: The Registrant confirms that the expense limitation agreement does not provide for the recoupment by the Adviser of waived fees or reimbursed expenses. Accordingly, the Registrant has not added disclosure under this heading.

10.	Comment: Under “Method and Cost of Proxy Solicitation,” please include the approximate proxy solicitation costs.

Response: The Registrant respectfully responds that, as stated under “Other Information – Method and Cost of Proxy Solicitation,” the Registrant’s officers or employees, the Funds’ investment adviser, or the Funds’ transfer agent will solicit proxies and will not receive compensation for these services. Additionally, the Registrant notes that Item 4(a)(3) of Schedule 14A only requires disclosure of the cost or anticipated cost of solicitation if the solicitation will be made by specially engaged employees or paid solicitors. Because the Registrant has no current intention to utilize specially engaged employees or paid solicitors in connection with the Conversion, the Registrant respectfully declines to add this disclosure.

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Ms. O’Neal-Johnson

March 19, 2015

If you have any questions regarding these responses, please contact the undersigned at 414-287-9603.

Very truly yours,

GODFREY & KAHN, S.C.

/s/ Laura A. Bautista

Laura A. Bautista

cc:	Working Group